OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

INTEVAC, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

461148-AA6

(Cusip Number)

H. J. Smead
Foster City LLC
395 Mill Creek Circle
Vail, Colorado 81657
(970) 479-9433

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 18, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 461148-AA6			Page 2 of 12

1.	Name of Reporting Person: Foster City LLC		I.R.S. Identification Nos. of above persons (entities only): 94-3258541

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,344,031

		8.	Shared Voting Power: N/A

		9.	Sole Dispositive Power: 2,344,031

		10.	Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,344,031

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.2%

14.	Type of Reporting Person (See Instructions): IV

2

CUSIP No. 461148-AA6			Page 3 of 12

1.	Name of Reporting Person: Redemco, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 94-3372020

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,255,969

		8.	Shared Voting Power: N/A

		9.	Sole Dispositive Power: 3,255,969

		10.	Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,255,969

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 26.7%

14.	Type of Reporting Person (See Instructions): IV

3

CUSIP No. 461148-AA6			Page 4 of 12

1.	Name of Reporting Person: H. Joseph Smead		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 5,647,683*

		8.	Shared Voting Power: N/A

		9.	Sole Dispositive Power: 5,647,683*

		10.	Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,647,683*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 46.4%

14.	Type of Reporting Person (See Instructions): IN, HC

*	Includes 32,500 shares issuable upon exercise by H. Joseph Smead of stock options to purchase shares of Common Stock within 60 days.

4

CUSIP No. 461148-AA6			Page 5 of 12

1.	Name of Reporting Person: Edward Durbin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,497,245**

		8.	Shared Voting Power: N/A

		9.	Sole Dispositive Power: 2,497,245**

		10.	Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,497,245**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 20.5%

14.	Type of Reporting Person (See Instructions): IN

**	Includes (a) 37,500 shares issuable upon exercise by Edward Durbin of stock options to purchase shares of Common Stock within 60 days and (b) 113,714 shares issuable upon the conversion of convertible notes held by Edward Durbin.

5

     This Amendment No. 2 to the statement of beneficial ownership on Schedule 13D is hereby filed by Foster City LLC on behalf of all the persons listed above (the “Filing Persons”) pursuant to Rule 13d-1(a) and Rule 13d-1(k) to amend and restate that statement of beneficial ownership on Schedule 13D (the “Schedule 13D”) originally filed with the SEC on December 10, 1999, and amended on March 21, 2000. Foster City LLC is a California limited liability company. H. Joseph Smead and Edward Durbin are the Managers of Foster City LLC, and H. Joseph Smead is the Managing Member of Redemco, L.L.C., a Delaware limited liability company.

     This Amendment No. 2 is being filed to report the addition of Redemco, L.L.C. as a Filing Person and a reallocation among the Filing Persons of the percentage of the outstanding Common Stock which may be deemed to be beneficially owned by the Filing Persons, which change was as a result of a sale of Common Stock by Foster City LLC to Redemco, L.L.C. and an agreement between Redemco, L.L.C. and Foster City LLC regarding the sale of Common Stock by Foster City LLC to Redemco, L.L.C.

Item 1.	Security and Issuer

This amended statement of beneficial ownership on Schedule 13D (this “Statement”) relates to the common stock, no par value (the “Common Stock”), of Intevac, Inc., a California corporation (“Intevac” or “Issuer”). The principal executive offices of Intevac are located at 3550 Bassett Street, Santa Clara, California 95954.

Item 2.	Identity and Background

(a)	This Statement is filed on behalf of Foster City LLC, a California limited liability company, Redemco, L.L.C., a Delaware limited liability company, H. Joseph Smead and Edward Durbin.

(b)-(c)	Foster City LLC is a holding company for various investments. H. Joseph Smead and Edward Durbin are the Managers of Foster City LLC. The address of Foster City LLC’s principal business is 395 Mill Creek Circle, Vail, Colorado 81657. The address of Foster City LLC’s executive offices is the same as the address of its principal business.

Redemco, L.L.C. is a holding company for various investments. H. Joseph Smead is the Managing Member of Redemco, L.L.C. The address of Redemco, L.L.C.’s principal business is 395 Mill Creek Circle Vail, Colorado 81657. The address of Redemco, L.L.C.’s executive offices is the same as the address of its principal business.

Set forth on Schedule I is the name, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of or other persons exercising control over Foster City LLC and Redemco, L.L.C. as of the date hereof.

(d)-(e)	During the last five years, the Filing Persons (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	H. Joseph Smead and Edward Durbin are each citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

This Amendment No. 2 to Schedule 13D relates to the sale of 3,255,969 shares of Common Stock of Intevac by Foster City LLC to Redemco, L.L.C., a Delaware limited liability company, pursuant to that Stock Purchase Agreement, dated June 16, 2003, between Redemco, L.L.C. and Foster City LLC (the “Stock Purchase Agreement”), at a purchase price of $13,316,913.21, or $4.09 per share of Common Stock representing the average (rounded to the nearest whole cent per share) of the high and low sales prices of the Common Stock as quoted on the National Association of Securities Dealers National Market System for the 15 trading days ending on the day immediately preceding the date of the Stock Purchase Agreement, minus (b) a discount equal to 20% of the average price of a share of Common Stock (the “Purchase Price”). Consideration for the purchase price consisted of (a) Redemco, L.L.C’s cancellation of Foster City LLC’s obligation to repay the outstanding principal amount and accrued but unpaid interest owing under that certain Promissory Note of Foster City LLC payable to Redemco, L.L.C. in the original principal amount of $17,000,000.00 and dated November 29, 2000, and (b) cash in an amount equal to $446,554.80.

The initial source and consideration used to acquire the shares of Common Stock of Intevac currently held by Foster City LLC and those sold to Redemco, L.L.C. was pursuant to a Promissory Note dated December 1, 1999 issued by Foster City LLC to Kaiser Aerospace & Electronics Corporation, as previously reported and filed with the initial Schedule 13D.

Item 4.	Purpose of Transaction

On June 18, 2003, Foster City LLC sold 3,255,969 shares of Common Stock of Intevac, or 26.7% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 12,182,100 shares outstanding on March 29, 2003, as set forth in Intevac’s most recent Form 10-Q for the period ended March 29, 2003), to Redemco, L.L.C., a Delaware limited liability, in a private transaction.

The shares of Common Stock acquired by Redemco, L.L.C. were acquired for investment purposes in the ordinary course of business of Redemco, L.L.C., and were not acquired or sold for the purpose of and do not have the effect of changing or influencing the control of the Intevac nor in connection with or as a participant in any transaction having such purpose or effect.

The shares of Common Stock initially acquired and those now sold by Foster City LLC to Redemco, L.L.C. were acquired and sold for investment purposes in the ordinary course of business of Foster City LLC, and were not acquired or sold for the purpose of and do not have the effect of changing or influencing the control of Intevac nor in connection with or as a participant in any transaction having such purpose or effect.

Other than as reported herein, Filing Persons currently have no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) — (j) of Schedule 13D (although Filing Persons reserve the right to develop such plans).

Item 5.	Interest in Securities of the Issuer

(a)	As of the date hereof, Foster City LLC owned of record 2,344,031 shares of Common Stock, representing 19.2% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 12,182,100 shares outstanding on March 29, 2003, as set forth in Intevac’s most recent Form 10-Q for the period ended March 29, 2003).

As of the date hereof, Redemco, L.L.C. owned of record 3,255,969 shares of Common Stock, representing 26.7% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 12,182,100 shares outstanding on March 29, 2003, as set forth in Intevac’s most recent Form 10-Q for the period ended March 29, 2003).

As of the date hereof, H. Joseph Smead is a Manager of Foster City LLC, owns a 48.4% interest in Foster City LLC, is the Managing Member of Redemco, L.L.C. and owns a 44.2% interest in Redemco, L.L.C. Accordingly, H. Joseph Smead may be deemed to be a beneficial owner of 5,647,683 shares of Common Stock, representing 46.4% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 12,182,100 shares outstanding on March 29, 2003, as set forth in Intevac’s most recent Form 10-Q for the period ended March 29, 2003). Such number consists of (1) options to purchase 32,500 shares of Common Stock exercisable by H. Joseph Smead within 60 days of the date hereof, (2) 2,344,031 shares owned by Foster City LLC, (3) 3,255,969 shares owned by Redemco, L.L.C., and (4) 15,183 shares owned by H. Joseph Smead. H. Joseph Smead currently serves as a director of Intevac and, as a result, may be deemed to be a “control” person of Intevac.

As of the date hereof, Edward Durbin is a Manager of Foster City LLC and, accordingly, may be deemed to be a beneficially owned 2,497,245,shares of Common Stock, representing 20.5% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 12,182,100 shares outstanding on March 29, 2003, as set forth in Intevac’s most recent Form 10-Q for the period ended March 29, 2003). Such number consists of (1) options to purchase 37,500 shares of Common Stock exercisable by Edward Durbin within 60 days of the date hereof, (2) 2,344,031 shares owned by Foster City LLC, (3) 113,714 shares of Common Stock issuable to Edward Durbin upon the conversion of convertible notes held by Edward Durbin, and (4) 2,000 shares owned by Edward Durbin.

(b)	Foster City LLC has sole power to vote and to dispose of 2,344,031 shares of Common Stock.

Redemco, L.L.C. has sole power to vote and to dispose of 3,255,969 shares of Common Stock.

H. Joseph Smead has sole power to vote and to dispose of 5,647,683 shares of Common Stock.

Edward Durbin has sole power to vote and to dispose of 2,497,245 shares of Common Stock.

(c)	Except as set forth in this Amendment No. 2 to Schedule 13D, none of the Filing Persons has effected any transactions in the Common Stock during the past 60 days.

(d)	The Filing Persons know of no person, other than the Filing Persons, who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock beneficially owned by Filing Persons as reported herein.

(e)	Not applicable.

Neither this present filing nor any future amendment thereof by the Filing Persons shall be construed as an admission that any Filing Person constitutes a “person” for any purpose other than Section 13(d) of the Securities Exchange Act of 1934. Each Filing Person disclaims beneficial ownership of any shares of Common Stock included in this Schedule 13D that are shown as owned by any other Filing Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise reported herein and as set forth in the Stock Purchase Agreements and the exhibits thereto, attached hereto as Exhibits B and C, to the knowledge of the Filing Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Intevac, including but not limited to transferor voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

A*	Promissory Note, dated December 1, 1999, between Kaiser Aerospace & Electronics Corporation and Foster City LLC.

B*	Stock Purchase Agreement, dated December 1, 1999, between Kaiser Aerospace & Electronics Corporation and Foster City LLC.

C	Stock Purchase Agreement, dated June 16 , 2003, between Redemco, L.L.C. and Foster City LLC.

D	Joint Filing Agreement, dated June 18, 2003 by and between Foster City LLC, Redemco, L.L.C., H. Joseph Smead and Edward Durbin.

*	Previously filed.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2003	Foster City LLC

/s/ H. Joseph Smead
H. Joseph Smead
Manager

Dated: June 24, 2003	/s/ H. Joseph Smead
H. Joseph Smead

Dated: June 24, 2003	/s/ Edward Durbin
Edward Durbin

Dated: June 24, 2003	Redemco, L.L.C.

/s/ H. Joseph Smead
H. Joseph Smead
Managing Member

SCHEDULE I

Directors, Executive Officers and Controlling Persons of Foster City LLC:

Name	Occupation or Employment

H. Joseph Smead	Manager of Foster City LLC

Edward Durbin	Manager and Chief Operations Officer of Foster City LLC

John D. Smead	President of Foster City LLC

Ann B. Smead	Vice President of Foster City LLC

John E. Chapin	Secretary of Foster City LLC

Troy Metcalf	Chief Financial Officer of Foster City LLC and Chief Financial Officer of Kaiser Compositek, Inc. the principal address of which is 1095 Columbia Street, Brea, California 92821.

Kaiser Compositek, Inc. designs, fabricates, manufactures, markets and sells products utilizing composite materials.

Directors, Executive Officers and Controlling Persons of Redemco, L.L.C.:

Name	Occupation or Employment

H. Joseph Smead	Managing Member and Director of Redemco, L.L.C.

George Farinsky	Director of Redemco, L.L.C.

John D. Smead	Director and President of Redemco, L.L.C.

Melvin J. Fischer	Vice President of Redemco, L.L.C.

Ann B. Smead	Vice President of Redemco, L.L.C.

John E. Chapin	Secretary and Treasurer of Redemco, L.L.C.

Troy Metcalf	Chief Financial Officer of Redemco, L.L.C. and Chief Financial Officer of Kaiser Compositek, Inc. the principal address of which is 1095 Columbia Street, Brea, California 92821.

Kaiser Compositek, Inc. designs, fabricates, manufactures, markets and sells products utilizing composite materials.

EXHIBIT INDEX

A*	Promissory Note, dated December 1, 1999, between Kaiser Aerospace & Electronics Corporation and Foster City LLC.

B*	Stock Purchase Agreement, dated December 1, 1999, between Kaiser Aerospace & Electronics Corporation and Foster City LLC.

C	Stock Purchase Agreement, dated June 16 , 2003, between Redemco, L.L.C. and Foster City LLC.

D	Joint Filing Agreement, dated June 18, 2003 by and between Foster City LLC, Redemco, L.L.C., H. Joseph Smead and Edward Durbin.

*	Previously filed.

Exhibit C

STOCK PURCHASE AGREEMENT

     THIS STOCK PURCHASE AGREEMENT (“Agreement”) is entered into as of June 16, 2003, by and between REDEMCO, L.L.C., a Delaware limited liability company (“Buyer”), and FOSTER CITY LLC, a California limited liability company (“Seller”). Buyer and Seller are sometimes hereinafter referred to collectively as the “Parties.”

RECITALS

     A.     Seller owns 5,600,000 shares of the Common Stock, no par value per share (the “Common Stock”), of INTEVAC, INC., a California corporation (the “Company”).

     B.     Buyer desires to buy from Seller and Seller desires to sell to Buyer 3,255,969 shares of the Common Stock (such shares to be purchased and sold pursuant to this Agreement being individually, a “Share” and , collectively, the “Shares”), upon the terms and subject to the conditions set forth herein.

AGREEMENT

     NOW, THEREFORE, in consideration of the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the Parties do hereby agree as follows.

     1.     Purchase and Sale of Shares.

          1.1 Purchase and Sale of the Shares. Subject to the terms and conditions of this Agreement, Buyer shall purchase and acquire from Seller, and Seller shall sell and convey to Buyer, the Shares.

          1.2 Share Price. The price per Share for the Shares shall be $4.09, which amount is equal to (a) the average (rounded to the nearest whole cent per Share) of the high and low sales prices of the Common Stock as quoted on the National Association of Securities Dealers National Market System for the 15 trading days ending on the day immediately preceding the date of this Agreement, as reflected on Exhibit A attached hereto, minus (b) a discount equal to 20% of the average price of a Share as determined under clause (a) of this Section 1.2 (the “Share Price”).

          1.3 Purchase Price; Payment. The aggregate purchase price payable hereunder shall be equal to the Share Price multiplied by 3,255,969 (the “Purchase Price”). The Purchase Price shall be paid by Buyer’s canceling Seller’s obligation to repay all or, if less, that portion equal to the Purchase Price of the outstanding principal amount and accrued but unpaid interest owing under that certain Promissory Note of Seller payable to Buyer in the original principal amount of $17,000,000.00 and dated November 29, 2000 (said Promissory Note being hereinafter referred to as the “Note”, and the outstanding balance of principal and accrued interest owing under the Note being hereinafter referred to as the “Note Amount”), and (b) cash in an amount equal to the excess, if any, of the Purchase Price over the Note Amount (said cash payment being hereinafter referred to as the “Cash Portion of the Purchase Price”).

          1.4 Closing.

               (a) Subject to the terms and conditions of this Agreement, the closing of the sale and purchase of the Shares contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Collette & Erickson, LLP, 555 California Street, Suite 4350, San Francisco, California as promptly as practicable after the date hereof on such date and at such time as Seller and Buyer may mutually agree upon.

               (b) At the Closing, Buyer shall deliver to Seller (i) a receipt or other evidence reasonably satisfactory to Seller indicating that the Note Amount has been paid in full or, if less, reduced by an amount equal to the Purchase Price, and (ii) immediately available funds, by wire transfer or cashier’s check, in an amount equal to the Cash Portion of the Purchase Price, if any.

               (c) At the Closing Seller shall deliver or cause to be delivered to Buyer such documentation as shall be necessary to effect the transfer of the Shares to Buyer.

     2.     Representations and Warranties of Seller.

          2.1 Authority to Execute and Perform this Agreement. Seller has all requisite right, power and authority and full legal capacity to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Seller and (assuming due authorization, execution and delivery by Buyer) constitutes a valid and binding obligation of Seller enforceable against Seller in accordance with its terms.

          2.2 Ownership of Shares. Seller owns all right, title and interest in and to, and is the record and beneficial owner of, the Shares free and clear of any security interests, liens, encumbrances or limitations upon Sellers right to sell, other than such restrictions and encumbrances as are contained in the Articles of Incorporation of the Company and restrictions imposed by the federal securities laws and applicable state securities laws (collectively, “Encumbrances”). Upon delivery of the Shares by Seller to Buyer at the Closing and payment of the Purchase Price for the Shares, as herein provided, Buyer will receive good and marketable title to the Shares, free and clear of all Encumbrances.

          2.3 No Conflict. Except as may result from any facts or circumstances relating solely to Buyer, the execution, delivery and performance of this Agreement by Seller do not and will not (a) violate, conflict with or breach any provision of the Articles of Organization or Operating Agreement of Seller; (b) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental agency or court to which Seller is subject; or (c) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any agreement, contract,

2

lease, license, instrument or other arrangement to which Seller is a party or by which it is bound or to which any of its assets is subject.

     3.     Representations and Warranties of Buyer.

          3.1 Authority to Execute and Perform this Agreement. Buyer has all requisite right, power and authority and full legal capacity to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Buyer and (assuming due authorization, execution and delivery by Seller) constitutes a valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms.

          3.2 No Conflict. Except as may result from any facts or circumstances relating solely to Seller, the execution, delivery and performance of this Agreement by Buyer do not and will not (a) violate, conflict with or breach any provision of the Certificate of Formation or Operating Agreement of Buyer; (b) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental agency or court to which Buyer is subject; or (c) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which Buyer is a party or by which it is bound or to which any of its assets is subject.

          3.3 Investigation. Buyer (a) has carefully reviewed, to its satisfaction, all of the financial statements of the Company, and has formed an independent judgment concerning the Company, the business of the Company as it is currently being conducted (the “Business”) and the Shares, including, without limitation, the value thereof, (b) has had access to information about the Company, the Business and the Shares, (c) is acquiring the Shares for its own account and not with a view to their resale or distribution, and (d) has been informed that the Shares are restricted securities under the Securities Act of 1933, as amended (the “Act”), and may not be resold or transferred unless the Shares are first registered under the Act or unless an exemption from such registration is available.

     4.     Further Action. Each of the Parties shall use its commercially reasonable best efforts to take all action and to do all things necessary, proper or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Section 5 below).

     5.     Conditions to Closing.

          5.1 Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of the following conditions: (a) The representations and warranties of the Seller contained in this Agreement shall have been true and correct when made and shall be true and correct in all material respects as of the Closing; (b) the covenants and agreements contained in this Agreement to be complied with by Seller at or prior to Closing shall have been

3

complied with in all material respects; and (c) Buyer shall have received a certificate from Seller to the effect that each of the conditions specified above in clauses (a) and (b) of this Section 5.1 has been satisfied. Buyer may waive any condition specified in this Section 5.1 if Buyer executes a writing so stating at or prior to the Closing.

          5.2 Conditions to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of the following conditions: (a) the representations and warranties of the Buyer contained in this Agreement shall have been true and correct when made and shall be true and correct in all material respects as of the Closing; (b) the covenants and agreements contained in this Agreement to be complied with by Buyer at or prior to Closing shall have been complied with in all material respects; and (c) Seller shall have received a certificate from Buyer to the effect that each of the conditions specified above in clauses (a) and (b) of this Section 5.2 has been satisfied. Seller may waive any condition specified in this Section 5.2 if Seller executes a writing so stating at or prior to the Closing.

     6.     Termination.

          6.1 Termination of Agreement. The Parties may terminate this Agreement as provided below:

               (a) Buyer and Seller may terminate this Agreement by mutual written consent at any time prior to the Closing.

               (b) Buyer may terminate this Agreement by giving written notice to Seller at any time prior to the Closing (i) in the event Seller has breached any representation, warranty or covenant contained in this Agreement in any material respect, Buyer has notified Seller of the breach, and the breach has continued without cure for a period of 15 days after the notice of breach, or (ii) if the Closing shall not have occurred on or before June 30, 2003, by reason of the failure of any condition precedent under Section 5.1 hereof (unless the failure results primarily from Buyer’s breaching any representation, warranty or covenant contained in this Agreement).

               (c) Seller may terminate this Agreement by giving written notice to Buyer at any time prior to the Closing (i) in the event Buyer has breached any representation, warranty or covenant contained in this Agreement in any material respect, Seller has notified Buyer of the breach and the breach has continued without cure for a period of 15 days after the notice of breach, or (ii) if the Closing shall not have occurred on or before June 30, 2003, by reason of the failure of any condition precedent under Section 5.2 hereof (unless the failure results primarily from Seller’s breaching any representation, warranty or covenant contained in this Agreement).

          6.2 Effect of Termination. If any Party terminates this Agreement pursuant to Section 6.1 above, all rights and obligations of the Parties hereunder shall terminate without any liability of either Party to the other Party (except for any liability of any Party then in breach).

4

     7.     Miscellaneous. This Agreement constitutes the entire agreement of the Parties pertaining to the subject matter contained herein and supersedes all prior and contemporaneous agreements, representations and understandings of the Parties. There are no representations concerning this transaction, express or implied, except as set forth herein. No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by the Parties. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the Party making the waiver. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of the Parties. This Agreement shall be governed by and interpreted in accordance with the laws of the State of California and shall be treated in all respects as California contracts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument. Delivery may be made by the facsimile transmission of a signed counterpart.

     IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

REDEMCO, L.L.C	FOSTER CITY LLC

By /s/ H. J. Smead	By /s/ Ann B. Smead
Its Managing Member	Its Vice President

5

EXHIBIT A

PURCHASE PRICE DETERMINATION

Historical Pricing Inquiry

IVAC – INTEVAC INC

Date	High Price	Low Price
06/13/2003	5.300	5.050
06/12/2003	5.250	5.130
06/11/2003	5.200	5.050
06/10/2003	5.040	5.040
06/09/2003	5.140	4.700
06/06/2003	4.900	4.850
06/05/2003	5.000	4.850
06/04/2003	4.950	4.810
06/03/2003	5.260	4.880
06/02/2003	5.740	5.190
05/30/2003	5.250	5.190
05/29/2003	5.500	5.050
05/28/2003	5.180	5.060
05/27/2003	5.380	5.070
05/26/2003		****HOLIDAY****
05/23/2003	5.280	5.050

•	AVERAGE	$5.11
•	DISCOUNT @ 20%	$1.02
•	SHARE PRICE	$4.09
•	PURCHASE PRICE	$4.09 x 3,255,969 $13,316,913.21
•	NOTE PRINCIPAL	$12,754,000.00
•	INTEREST @ 6/16/03	$110,068.77
•	CASH PORTION	$452,844.44
•	LESS DAILY INTEREST ACCRUAL	$3,144.82

6

Exhibit D

JOINT FILING AGREEMENT

     This will confirm the agreement by and among all the undersigned that the Statement on Schedule 13D filed on or about this date with respect to beneficial ownership by the undersigned of the shares of the common stock of Intevac, Inc., a California corporation, is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, and any further amendments to the Statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. In addition, each party to this agreement expressly authorizes each other party to this agreement to file on its behalf any and all amendments to the Statement on Schedule 13D.

     The undersigned further agree that each party hereto is responsible for timely filing of such Statement on Schedule 13D and any further amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, provided that no party is responsible for the completeness and accuracy of the information concerning the other party, unless such party knows or has reason to believe that such information is inaccurate. The undersigned further agree that this Agreement shall be included as an Exhibit to such joint filing.

     In evidence thereof the undersigned, being duly authorized, hereby execute this agreement in counterpart as of this 18th day of June, 2003.

FOSTER CITY LLC

By:	/s/ H. Joseph Smead

H. Joseph Smead
Manager

By:	/s/ H. Joseph Smead

H. Joseph Smead

By:	/s/ Edward Durbin

Edward Durbin

REDEMCO, L.L.C.

By:	/s/ H. Joseph Smead

H. Joseph Smead
Managing Member